Media Advisory

TransAlta Announces Restructured Poplar Creek Contract with Suncor Energy and Acquisition of Two Wind Farms

Calgary, AB (July 7, 2015) – TransAlta Corporation (“TransAlta”) (TSX: TA; NYSE: TAC) announced today that it has agreed with Suncor Energy (“Suncor”) to restructure its current arrangement for the power generation services of its oil sands base site near Fort McMurray and to acquire Suncor’s interest in two wind projects located in Alberta and Ontario.

TransAlta’s Poplar Creek co-generation facility, which has a maximum capability of 376 MW, had been built and contracted to provide steam and electricity to Suncor until 2023. Under the terms of the new arrangement, Suncor will acquire from TransAlta two steam turbines with an installed capacity of 132 MW and certain transmission interconnection assets. In addition, Suncor will assume full operational control of the co-generation facility and have the right to use the full 244 MW capacity of TransAlta’s gas generators until December 31, 2030. TransAlta will provide Suncor with centralized monitoring, diagnostics and technical support to maximize performance and reliability of plant equipment. Ownership of the entire Poplar Creek co-generation facility will transfer to Suncor in 2030.

As part of the transaction, TransAlta will acquire Suncor’s interest in two wind farms: the 20 MW Kent Breeze facility located in Ontario and, Suncor’s 51% interest in the 88 MW Wintering Hills facility located in Alberta.

The contract restructuring and asset acquisition provides TransAlta with the following benefits:

•	enhancing long term value for TransAlta by increasing the duration of the contract until 2030
•	the addition of high quality renewables assets to TransAlta’s wind fleet
•	sourcing of additional assets for potential future drop-down into TransAlta Renewables of the fully contracted gas generating assets and the two wind projects

The restructuring transaction is subject to the satisfaction of a number of customary conditions and the receipt of regulatory approval. The transaction is expected to close in the third quarter of 2015.

About TransAlta:

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

This news release may contain forward looking statements, including statements regarding the completion of the Poplar Creek restructuring transaction and the acquisition of the Kent Breeze and Wintering Hills wind facilities and the associated benefits therefrom and the potential for the drop-down of assets to TransAlta Renewables Inc. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumptions were made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include failure to satisfy the conditions to the closing of the restructuring transaction, including regulatory approvals being satisfied or met, changes in the market place in which Kent Breeze and Wintering Hills facilities operate, failure to proceed with the sale of contracted assets or economic interests to TransAlta Renewables and legislative or regulatory developments. Readers are cautioned not to place undue reliance on these forward looking statements, which reflect TransAlta’s expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

For more information:

Investor Inquiries:	Media Inquiries:

Brent Ward	Stacey Hatcher
Director, Corporate Finance and Investor Relations	Manager, Communications
Phone: 1-800-387-3598 in Canada and U.S.	Phone: Toll-free media number: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com

Jacqueline O’Driscoll
Manager, Investor Relations
Phone: 1-800-387-3598 in Canada and U.S.
Email: investor_relations@transalta.com